EXHIBIT 99.1

BrainsWay Expands Global Imprint with Exclusive Multi-Year Distribution Agreement in Canada

BURLINGTON, Mass. and JERUSALEM, June 17, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced its broad market entry into Canada for the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) system through the signing of an exclusive multi-year distribution agreement with a specialty distributor serving both the acute hospital and non-acute healthcare spaces via a team of over 35 sales professionals and a portfolio of products across a range of clinical categories. The agreement includes minimum quantity orders which increase successively over several years, starting with 11 Deep TMS systems to be ordered in 2024.

“We are thrilled to expand our global presence and broadly enter the important Canadian market through this multi-year distribution partnership,” said Hadar Levy, Chief Executive Officer of BrainsWay. “A significant mental health crisis endures in Canada and a substantial barrier to treatment currently exists. One in two Canadians have, or have had, a mental illness by the time they reach 40 years of age, and only half of Canadians experiencing a major depressive episode receive potentially adequate care1. We view Deep TMS as a transformational treatment option and look forward to bringing it to as many patients as possible in Canada and beyond.”

Deep TMS is delivered through a patented coil design which is housed within a cushioned, patient and provider-friendly helmet. By pulsing a magnetic field that targets affected structures of the brain, the Deep TMS system can stimulate important neural networks involved in mental health conditions. BrainsWay’s unique therapeutic solution is currently cleared in Canada to treat major depressive disorder and obsessive-compulsive disorder.

About Major Depressive Disorder and Anxious Depression
Major depressive disorder (MDD) is a common and debilitating form of depression characterized by physiological, emotional, and cognitive symptoms. According to the World Health Organization (WHO), depression affects approximately 264 million people worldwide, and the U.S. National Institute of Mental Health (NIMH) estimates that 21 million adults in the United States suffer from an MDD episode within a given year. Common symptoms of MDD include loss of interest, depressed mood, reduced energy, disturbed sleep, and changes in appetite. 60-90% of depression patients also exhibit comorbid moderate to severe anxiety, a condition commonly referred to as anxious depression. These anxiety symptoms include nervousness, feelings of panic, increased heart rate, rapid breathing, sweating, insomnia, trembling, and difficulty focusing or thinking clearly. The economic burden in the United States for major depressive disorder totaled $326 billion prior to the recent COVID pandemic.

About Obsessive-Compulsive Disorder
Obsessive-compulsive disorder (OCD) is a chronic and debilitating condition with a lifetime prevalence in the United States of 2.3%. Characterized by uncontrollable, reoccurring thoughts (obsessions) and behaviors (compulsions) that the sufferer feels compelled to repeat over and over, OCD is considered by the World Health Organization (WHO) to be one of the top 10 debilitating medical conditions associated with a decreased quality of life and loss of income. The economic burden on the U.S. healthcare system for OCD treatments is estimated to be over $10.6 billion per year.

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1 https://www.camh.ca/en/driving-change/the-crisis-is-real

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors
britchie@lifesciadvisors.com

Media Contact:
Ross Mitchell
Vice President of Global Marketing
Ross.Mitchell@BrainsWay.com